SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

Netlist, Inc.

(Name of Issuer)

COMMON Stock, $0.001 par value

(Title of Class of Securities)

64118P109

(CUSIP Number)

December 26, 2012

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 2 of 8 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Small Cap Master, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,740,501 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 1,740,501 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,501 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73% (1)
12.	TYPE OF REPORTING PERSON: OO

(1) The ownership percentage of the Reporting Person is based upon 30,358,189 shares of Common Stock issued and outstanding as of the date hereof (includes 28,672,795 shares of Common Stock issued and outstanding as of October 31, 2012, as stated in the Company’s Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on December 20, 2012 plus 1,685,394 shares of Common Stock issued by the Issuer to the Reporting Person on December 26, 2012)

Item 1(a).	Name of Issuer.

Netlist, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.

51 Discovery, Suite 150, Irvine, CA 92618

Item 2(a).	Names of Person Filing.
Midsummer Small Cap Master, Ltd. (“Midsummer Small Cap”)
Item 2(b).	Address of Principal Business Office, or if none, Residence.

Midsummer Small Cap Master, Ltd. c/o Midsummer Capital, LLC 295 Madison Ave, 38th Floor New York, NY 10017
Item 2(c).	Citizenship.
Bermuda
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

64118P109
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

Midsummer Small Cap beneficially owns 1,740,501 shares of Common Stock as of the date hereof. Additionally, Midsummer Small Cap holds Common Stock Purchase Warrants previously purchased and originally exercisable into 2,275,282 shares of Common Stock, in the aggregate. However, the aggregate number of shares of Common Stock into which such warrants are exercisable, and which Midsummer Small Cap has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Midsummer Small Cap, including the shares of Common Stock subject to this Schedule 13, does not exceed 4.99% of the total outstanding shares of Common Stock. Furthermore, such warrants are not exercisable until June 25, 2013. Accordingly, such warrants are not exercisable into Common Stock unless and until (i) June 25, 2013 and (ii) the actual shares of Common Stock held by any of Midsummer Small Cap or Midsummer Capital is less than 4.99% of the total outstanding shares of Common Stock.

Midsummer Capital, LLC (“Midsummer Capital”) is the investment advisor to Midsummer Small Cap. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Small Cap. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Small Cap. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Small Cap. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by Midsummer Small Cap: 1,740,501 shares of Common Stock of the Issuer.
(b)	Percent of Class: Midsummer Small Cap beneficially holds 5.73% of the Issuer’s issued and outstanding Common Stock.

(c)	Number of shares as to which Midsummer Small Cap has:
(i)	Sole power to direct the vote: 1,740,501 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 1,740,501 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2013
MIDSUMMER SMALL CAP MASTER, LTD.

By:	/s/Joshua Thomas
Name: Joshua Thomas
Title: Authorized Signatory